UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14947

JEFFERIES GROUP CAPITAL FINANCE INC.
(Exact name of registrant as specified in its charter)

Delaware	81-1265442
(State of other jurisdiction of incorporation or organization)	(IRS. Employer Identification No.)

520 Madison Ave., New York, New York	10022
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: 212-284-2550

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
4.850% Senior Notes Due 2027	JEF/27A	New York Stock Exchange
2.750% Senior Notes Due 2032	JEF/32A	New York Stock Exchange

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934, Jefferies Group Capital Finance Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 14, 2022

JEFFERIES GROUP CAPITAL FINANCE INC.

	By:	/s/ Michael J. Sharp
	Name:	Michael J. Sharp
	Title:	Executive Vice President